McDermott Will & Emery LLP
28 State Street
Boston, Massachusetts 02109-1775
Office: 617/535-4034
Facsimile: 617/535-380

                   December 3, 2010

VIA EDGAR

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0405

Re:	Comment Letter Dated
November 29, 2010 Regarding
Barnes Group Inc.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended September 30, 2010
File No. 1-4801

Dear Mr. Decker:

This to confirm on behalf of Barnes Group Inc. (the "Company") that the Company intends to respond to the comment letter by response letter filed on EDGAR as soon as practicable and not later than December 22, 2010, as discussed with your colleague Nudrat Salik in a telephone conversation today.

Very truly yours,

/s/ David A. Cifrino, P.C.

cc:	Nudrat Salik, SEC
Marian Acker, Barnes Group Inc.
Claudia S. Toussaint, Barnes Group Inc.